UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO (Rule 14d-100) Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
CONCEPTUS, INC. (Name of Subject Company (Issuer))

EVELYN ACQUISITION COMPANY
(Offeror)
a wholly-owned subsidiary of

BAYER HEALTHCARE LLC
(Other Person)
an indirect wholly-owned subsidiary of

BAYER AKTIENGESELLSCHAFT
(Other Person)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.003 PER SHARE
(Title of Class of Securities)

206016107
(CUSIP Number of Class of Securities)

Dr. Jan Heinemann
Bayer Aktiengesellschaft
BAG-LPC-MA
Kaiser-Wilhelm-Allee, Q26
51368 Leverkusen
Germany
(+49) 214 30-1
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to: Matthew G. Hurd Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000 CALCULATION OF FILING FEE
Transaction Valuation *	Amount of Filing Fee *
N/A*	N/A*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: n/a	Filing Party: n/a
	Form of Registration No.: n/a	Date Filed: n/a

	☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	Third-party tender offer subject to Rule 14d-1.

	☐	Issuer tender offer subject to Rule 13e-4.

	☐	Going-private transaction subject to Rule 13e-3.

	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Conceptus, Inc., a Delaware corporation (“Conceptus”), at a price of $31.00 per Share, net to the seller in cash, without interest thereon, but less any required withholding taxes (the “Offer Price”), pursuant to an Agreement and Plan of Merger, dated as of April 28, 2013, by and among Purchaser, Parent, and Conceptus.

IMPORTANT INFORMATION ABOUT THE OFFER

This filing is neither an offer to purchase nor a solicitation of an offer to sell Shares. The tender offer for the Shares has not commenced. At the time the Offer is commenced, Purchaser will file tender offer materials with the SEC and Conceptus will file a Solicitation/Recommendation Statement with respect to the Offer. CONCEPTUS SHAREHOLDERS ARE URGED TO READ THE RELEVANT TENDER OFFER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES. THE TENDER OFFER DOCUMENTS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of the Company at no expense to them. The tender offer documents and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of Offer to Purchase and related Letter of Transmittal will also be available from the Information Agent for the tender offer which will be named in the Schedule TO.

EXHIBIT INDEX

Exhibit 99.1 Press Release, dated April 29, 2013
Exhibit 99.2 German Translation of Press Release, dated April 29, 2013